02041816

EXECUTED COUNTERPART

FORM 11-K

THE GORMAN-RUPP COMPANY
401(k) PLAN

December 31, 2001

CL: 316526v1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number: 1-6747

THE GORMAN-RUPP COMPANY 401(k) PLAN
(Full title of the plan)

The Gorman-Rupp Company 305 Bowman Street Mansfield, Ohio 44903
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

****

The Exhibit Index is located at Page 17.

REQUIRED INFORMATION

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A) The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:

1) Statements of Net Assets Available for Benefits -- December 31, 2001 and 2000

2) Statement of Changes in Net Assets Available for Benefits -- Year ended December 31, 2001

3) Schedule of Assets (Held at End of Year)

4) Schedule of Reportable Transactions

B) The following exhibit is filed as part of this annual report:

(23) Consent of Ernst & Young LLP

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

The Gorman-Rupp Company 401(k) Plan

December 31, 2001 and 2000 and Year ended December 31, 2001
with Report of Independent Auditors

The Gorman-Rupp Company 401(k) Plan

Audited Financial Statements
and Supplemental Schedules

December 31, 2001 and 2000 and
Year ended December 31, 2001

Contents

0205-0306424

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Plan Administrator
The Gorman–Rupp Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Gorman–Rupp Company 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 18, 2002

The Gorman-Rupp Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$ 18,800,590**	$ 15,723,507
Receivables:		
Employer contribution	**52,396**	61,726
Participants contribution	**240,336**	256,955
Accrued interest	**8,864**	10,278
Total receivables	**301,596**	328,959
Net assets available for benefits	**$ 19,102,186**	$ 16,052,466

See accompanying notes to financial statements.

The Gorman-Rupp Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 1,157,132**
Interest and dividends	**444,019**
	1,601,151
Contributions:	
Participants	**1,889,938**
Employer	**415,840**
	2,305,778
Total additions	**3,906,929**
Deductions	
Benefits paid to participants	**857,209**
Net increase	**3,049,720**
Net assets available for benefits:	
Beginning of year	**16,052,466**
End of year	**$ 19,102,186**

See accompanying notes to financial statements.

1. Description of the Plan

The following description of The Gorman–Rupp Company 401(k) (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield, Industries, and Ramparts Divisions of The Gorman–Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective August 1, 2000, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan.

Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Effective August 1, 2000, employer contributions are restricted to Gorman-Rupp Stock. Participants may change their investment options daily.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, as quoted in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon retirement, death, or termination of employment, a participant will receive a lump-sum amount equal to the vested value of his or her account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan's year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$ 2,474,961
Shares of registered investment companies	(1,317,829)
	$ 1,157,132

3. Investments (continued)

Investments that represent 5% or more of the Plan's net assets are as follows:

	2001	2000
Investments at fair value as determined by quoted market price:		
The Gorman-Rupp Company Common Stock *	**$ 7,425,395**	$ 4,830,948
American Century Income and Growth Fund	**2,880,423**	3,239,608
AIM Balanced Fund	**1,509,958**	1,746,727
Armanda Money Market Fund	**3,021,544**	2,530,010

* Nonparticipant-directed

4. Nonparticipant-Directed Investments

The Gorman-Rupp Company Common Stock Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are non-participant directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

	December 31	
	2001	**2000**
Net assets:		
Investments, at fair value:		
The Gorman-Rupp Company Common Stock	**$ 7,425,395**	$ 4,830,948
Contributions receivable	**97,898**	118,704
	$ 7,523,293	$ 4,949,652

4. Nonparticipant-Directed Investments (continued)

	Year ended December 31, 2001
Changes in net assets:	
Contributions:	
Participants	$ 345,230
Employer	415,840
	761,070
Dividends and interest	176,118
Net appreciation in fair value of common stock	2,474,961
Net transfers to participant directed funds	(556,763)
Distributions to participants	(281,745)
	$ 2,573,641

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2000
Net assets available for benefits per the financial statements	$ 16,052,466
Amounts allocated to withdrawn participants	(6,917)
Net assets available for benefits per the Form 5500	$ 16,045,549

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$ 857,209
Less amounts allocated on Form 5500 to withdrawn participants at December 31, 2000	(6,917)
Benefits paid to participants per the Form 5500	$ 850,292

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Administrative Costs

Fees for legal, accounting and other services rendered to the Plan are paid by the Company.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1995, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990 Plan Number: 005

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value
The Gorman-Rupp Company Common Stock*	275,960 shares	$ 4,289,725	$ 7,425,395
Armada Equity Index Fund*	27,105 shares		267,797
Armada Money Market Fund*	3,021,544 shares		3,021,544
Armada Small Cap Value Fund*	22,122 shares		419,441
Armada U.S. Government Income Fund*	87,676 shares		818,892
American Century Income and Growth Fund	105,394 shares		2,880,423
Gabelli Value Fund	11,948 shares		196,306
Janus Fund	9,807 shares		241,245
Janus World Wide Fund	4,103 shares		179,855
AIM Balanced Fund	58,210 shares		1,509,958
White Oak Growth Stock Fund	15,871 shares		610,073
Franklin Small-Mid Cap Growth Fund	20,673 shares		644,381
Putnam New Opportunities Fund	8,361 shares		342,651
Loan Fund*	At interest rates ranging from 5.0% to 9.5%		242,629
			$ 18,800,590

* Indicates party-in-interest to the Plan.

** Cost is presented for nonparticipant-directed investments only.

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990 Plan Number: 005

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) Series of transactions in excess of 5 percent of plan assets						
The Gorman-Rupp Company	Common Stock	**$ 1,041,474**		**$ 1,041,474**	**$ 1,041,474**	
			$ 892,511	**595,149**	**892,511**	**$ 297,362**

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2001.

0205-0306424

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPAN 401(k) PLAN

By: The Gorman-Rupp Company,
as Plan Administrator

Date: June 25, 2002

By: Jeffrey S. Gorman
Jeffrey S. Gorman,
Committee Member

Date: June 25, 2002

By: Robert E. Kirkendall
Robert E. Kirkendall,
Committee Member

Date: June 25, 2002

By: Judith L. Sovine
Judith L. Sovine,
Committee Member

EXHIBIT INDEX

Exhibit Number	Description	Pagination by Sequential Numbering System
23	Consent of Ernst & Young LLP	18

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-92793) pertaining to The Gorman-Rupp Company 401 (k) Plan of our report dated June 18, 2002, with respect to the financial statements and schedules of The Gorman-Rupp Company 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Cleveland, Ohio
June 25, 2002